P.E. 4-30-02

02032342

0-15850

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 0-15850

For the month of April (April 30, 2002)

ANSELL LIMITED
(formerly known as Pacific Dunlop Limited)
(Translation of registrant's name into English)

Level 41, 101 Collins Street, Melbourne, Victoria 3000, Australia
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ___ No X

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

Ansell

Ansell Limited
A.B.N. 89 004 085 330
Level 3, 678 Victoria Street
Richmond, Victoria 3121, Australia
GPO Box 772H Melbourne
Victoria 3001, Australia
Telephone (+613) 9270 7270
Facsimile (+613) 9270 7300
www.ansell.com

NEWS RELEASE

30 April 2002.

APPOINTMENT OF DIRECTOR

Ansell Limited today announced that Mr Harry Boon who was recently appointed Chief Executive Officer of the Company, will join the Board. Mr Boon has been with the Company for 26 years, and for the last 11 years has been Managing Director of Ansell Healthcare. Mr Boon will continue to be located at Ansell's Red Bank, New Jersey, office.

In welcoming Mr Boon's appointment as Chief Executive Officer and as Director, Ansell Limited Chairman Dr Ed Tweddell said "Harry Boon's experience and knowledge of the industry will be invaluable as Ansell implements its strategic plan".

The Company also confirmed that it commenced trading on the Australian Stock Exchange today as Ansell Limited under its new code, ANN.

For further information:

Dr Ed Tweddell
Chairman
(61 3) 9270 7270

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By: ______________________

Name: David Malcolm Graham

Title: General Manager – Finance & Treasury

Date: April 30, 2002